UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated September 29, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming announces CEO transition

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: September 29, 2026

Pharming announces CEO transition

Leiden, the Netherlands, September 29, 2026: Pharming (Euronext Amsterdam: PHARM/Nasdaq: PHAR), a global biotechnology company focused on rare immune and genetic diseases, today announced that the Board of Directors and Fabrice Chouraqui have mutually agreed that Mr. Chouraqui will step down as Chief Executive Officer and Executive Director, with immediate effect.

To ensure continuity of leadership, the Board of Directors has appointed Mrs. Leverne Marsh, Chief Commercial Officer, and Mr. Kenneth Lynard, Chief Financial Officer, as Interim Co-CEOs, effective immediately. Mrs. Marsh will lead the patient-focused operations while Mr. Lynard will lead the global corporate functions. The Board has started a formal search for a permanent successor.

Following discussions about the execution of Pharming's strategic priorities for the next phase of the company, the Board of Directors and Mr. Chouraqui have concluded that their views on how to advance the company's strategy are not sufficiently aligned. In good consultation, the parties have therefore agreed on a leadership transition.

Pharming’s strategy, pipeline and commitment to patients remain unchanged. Focus remains on executing the strategic priorities and advancing the next phase of growth.

“On behalf of the Board, I would like to express our appreciation for Mr. Chouraqui’s contributions. We wish him well on his next endeavors,” said Richard Peters, Chairman of the Board of Directors of Pharming. “Our immediate priority is to ensure continuity across leadership, while maintaining focus on the continued execution of Pharming’s strategy and its commitment to patients.”

Fabrice Chouraqui added: “It has been a privilege to lead Pharming and to work alongside colleagues who are deeply committed to improving the lives of people with rare diseases. I have continually been inspired by the unwavering patient focus of our teams around the world and am deeply grateful for the passion and dedication they bring to our shared purpose every day. I leave with great confidence in their ability to continue expanding Pharming’s impact for patients and their families.”

To support an orderly transition process, Pharming and Mr. Chouraqui will not comment further beyond this announcement.

About Pharming
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biotechnology company that develops and commercializes innovative medicines for people living with rare immune and genetic diseases.

We combine specialized scientific, medical, regulatory and commercial expertise to advance a focused portfolio of approved medicines and development programs that address significant unmet medical needs. Guided by insights from patients and the wider rare disease community, we are dedicated to delivering innovative therapies for some of the most challenging rare diseases.

For more information, visit www.pharming.com and find us on LinkedIn.

For further public information, contact:
Pharming
Saskia Mehring, Head of Corporate Communications
T: +31 6 28 32 60 41
E: media.relations@pharming.com

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2025 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.